                                                                    EXHIBIT 12.1

               COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

                                                                    EXHIBIT 12.1

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                             (DOLLARS IN THOUSANDS)

                                                                         YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------------------------------
                                                       1993          1994          1995          1996          1997
                                                      -------      --------      --------      --------      --------
Pretax income.......................................  $26,983      $211,983      $253,327      $379,039      $269,302
Fixed charges
  Interest expense..................................   30,506        28,721        50,379        49,858        46,850
  Preferred Stock dividends of a subsidiary.........    1,681
  Capitalized debt cost.............................    1,536         1,452         1,486         1,332         1,226
  Interest portion of rent expenses.................    2,777         3,170         3,126         2,928         3,270
                                                      -------      --------      --------      --------      --------
        Total fixed charges.........................   36,500        33,343        54,991        54,118        51,346
Less: Capitalized interest, net.....................    4,623         1,464         4,845         8,690        27,270
                                                      -------      --------      --------      --------      --------
                                                       31,877        31,879        50,146        45,428        24,076
Earnings before fixed charges.......................  $58,860      $243,862      $303,473      $424,467      $293,378
                                                      =======      ========      ========      ========      ========
Ratio of earnings to fixed charges..................     1.61(1)       7.31          5.52          7.84          5.71(2)

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(1) During 1993, the Company recorded a non-cash charge to depreciation, depletion and amortization of $103 million pretax ($48 million after-tax) for the write-down of its investment in the U.K. North Sea's Piper field. Excluding the effect of the Piper write-down, the ratio of earnings to fixed charges for 1993 would have been 4.45.

(2) The 1997 pro forma ratio of earnings to combined fixed charges and preferred stock dividends would be 4.64 as calculated below:

          1997 fixed charges per above..............................           $51,346
             Pro forma adjustments:
               Preferred stock dividend requirements................  9,131
               Ratio of 1997 pretax income to net income............    2.0
                                                                      -----
               Preferred stock dividend factor......................            18,262
               Estimated decrease in interest expense due to
                  refinancing.......................................           (3,200)
                                                                               -------
             Total pro forma combined fixed charges and preferred
               stock dividends......................................           $66,408
                                                                               =======
             Pro forma ratio of earnings to combined fixed charges
               and preferred stock dividends........................              4.64
                                                                               =======

The pro forma adjustments give effect to preferred stock dividends as a result of the issuance of $125 million of the preferred stock at an assumed annual dividend rate of 7.305% and the application of a portion of the proceeds to the reduction of debt under the revolving credit facility and the uncommitted and unsecured lines of credit, as if such transaction had taken place January 1, 1997. The pro forma ratio as a result of the issuance of up to $175 million of the preferred stock would be 4.28, including a preferred stock dividend requirement adjustment of $12.8 million.